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EX-99.3  GLOSSARY OF SELECTED OIL & GAS TERMS

         The following are abbreviations and definitions of certain terms commonly used in the oil and natural gas industry and this Prospectus.

         "AMI." Area of Mutual Interest. A federal income tax term used in allocating geophysical and geological costs to certain properties. A large-scale geophysical survey may indicate several areas of interest. The cost of the survey must be allocated to each area of interest, and when leases are obtained therein, the geophysical costs become part of the basis of the property.

         "Bbl." One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

         "Boe." Barrel oil equivalents.

         "COMPLETED WELL." The completion of a well or a completed well refers to the installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

         "DEVELOPED ACREAGE." Acreage spaced or assignable to productive wells.

         "DEVELOPMENT WELL." A well drilled within the proven boundaries of an oil or natural gas reservoir with the intention of completing the strategraphic horizon known to be productive.

         "DRY HOLE." An exploratory or development well found to be incapable of producing either oil and natural gas in sufficient economic quantities to justify completion of a well.

         "EXPLORATORY WELL." A well drilled within no proven boundaries of an oil or natural gas reservoir.

         "GROSS ACRE." An acre in which a working interest is owned.

         "GROSS WELL(S)." A gross well is a well in which a working interest is owned. The number of gross wells is the total number of wells in which working interests are owned.

         "INFILL DRILLING." Drilling of a well between known producing wells to better exploit the reservoir.

         "Mcf." One thousand cubic feet of natural gas.

         "NET ACRE(S)." A net acre is deemed to exist when the sum of fractional ownership working interests in gross acres equals one. The total of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and percentages thereof.

         "NET WELL(S)." A net well is deemed to exist when the sum of the fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and percentages thereof.

         "OVERRIDING ROYALTY INTEREST." An interest in an oil and/or natural gas property entitling the owner to a share of oil and natural gas production free of costs of production.

         "PRESENT VALUE OF ESTIMATED FUTURE NET REVENUES." The present value of estimated future net revenues is an estimate of future net revenues from a property at its acquisition date, at December 31, 1997, or as otherwise indicated, after deducting production and ad valorem taxes, future capital costs and operating expenses, but before deducting federal income taxes. The future net revenues have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the net revenue stream and should not be construed as being the fair market value of the properties. Estimates have been made using constant oil and natural gas



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         prices and operating costs at the acquisition date, at December 31,
         1997, or as otherwise indicated. POWER believes that the present value of estimated future net revenues before income taxes, while not in accordance with generally accepted accounting principles, is an important financial measure used by investors and independent oil and natural gas producers for evaluating the relative significance of oil and natural gas properties and acquisitions.

         "PRODUCING WELL," "PRODUCTION WELL" OR "PRODUCTIVE WELL." A well that is producing oil or natural gas or that is capable of production.

         "PROVED BEHIND-PIPE." Proved reserves that are currently behind the pipe of an existing well that are expected to be productive due to the wells log characteristics and the analogous production of other wells in the immediate vicinity.

         "PROVED DEVELOPED RESERVES." Proved developed reserves are those quantities of oil, natural gas and NGLs that, upon analysis of geological and engineering data, are expected with reasonable certainty to be recoverable in the future from known oil and natural gas reservoirs under existing economic and operating conditions. This classification includes: (a) proved developed producing reserves, which are those expected to be recovered from currently producing zones under continuation of present operating methods; and (b) proved developed nonproducing reserves, which consist of (i) reserves from wells that have been completed and tested but are not yet producing due to lack of market or minor completion problems that are expected to be corrected, and (ii) reserves currently behind the pipe in existing wells which are expected to be productive due to both the well log characteristics and analogous production in the immediate vicinity of the well.

         "PROVED NONPRODUCING RESERVES." Proved nonproducing reserves include proved behind-pipe reserves and proved undeveloped reserves.

         "PROVED RESERVES." The estimated quantities of crude oil, natural gas and NGLs which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

         "PROVED UNDEVELOPED RESERVES." Proved reserves that may be expected to be recovered from existing wells that will require a relatively major expenditure to develop or from undrilled acreage adjacent to productive units that are reasonably certain of production when drilled.

         "UNDEVELOPED ACREAGE." As defined by the Commission, undeveloped acreage is considered to be lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves. in connection herewith.

         "WORKING INTEREST." The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and to a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks.